Networking Partners, Inc.
                                 857 Sarno Road
                            Melbourne, Florida 32935
                                 (321) 984-8858

                               September 24, 2013

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Re:  Request to Withdraw Registration Statement on Form S-1 (RW)
     SEC File No. 333-173790

Dear Madam or Sir,

     Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended ("Act"), Networking Partners, Inc. ("Registrant") hereby requests withdrawal of its Registration Statement on Form S-1 (File No. 333-173790), which was originally filed with the Securities and Exchange Commission ("Commission") on April 29,2011 ("Registration Statement").

     The Registrant believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Act.

     The Registrant confirms that no securities have been or will be distributed, issued or sold pursuant to the Registration Statement.

     We understand that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Registrant receives notice from the Commission that this application will not be granted.

     The Registrant confirms that no securities were sold in the registered offering, neither the Registrant nor any person acting on behalf of the Registrant will commence a private offering of securities earlier than 30 calendar days after the effective date of withdrawal of the Registration Statement under Rule 477, and, if and when a private offering is made, the Registrant will, in accordance with Rule155(c) under the Act, notify each offeree in the private offering that the offering is not registered under the Act, the securities issued pursuant to the private offering will be "restricted securities" [as that term is defined in Rule 144(a)(3)] and may not be resold unless they are registered under the Act or an exemption from registration is available, purchasers in the private offering do not have the protection of
Section 11 of the Act and a registration statement for the abandoned offering was filed and withdrawn, specifying the effective date of the withdrawal. In addition, any disclosure document hereafter used in a private offering by the Registrant shall disclose any changes in the Registrant's business or financial condition that have occurred after the Registrant filed the Registrant Statement (and any amendments thereto) that are material to the investment decision in the private offering.

     Please direct your comments or response to our attorney:

                               David E. Wise, Esq.
                           9901 IH-10 West, Suite 800
                            San Antonio, Texas 78230
                                 (210) 558-2858

Sincerely,

Networking Partners, Inc.


By: /s/ Enzo Taddei
   ------------------------------
   Enzo Taddei
   Chief Executive Officer